          SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October, 2015, Pershing LLC acquired control due to ownership of greater than 25% of Chou Opportunity Fund's (the "Fund") outstanding shares. Pershing LLC owned 35.35% of the Fund and thus controlled the Fund as of that date.